UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

03 May, 2019

Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This report on Form 6-K is being filed for the purposes of incorporation by reference in the Registration Statements on Form F-3 (File No. 333-221130) and Form S-8 (File No. 333-168426). This report shall be deemed filed and incorporated by reference in such Registration Statements and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This document includes portions from the previously published results announcement of Equinor ASA as of, and for the three months ended 31 March  2019, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. This document does not update or otherwise supplement the information contained in the previously published results announcement.

Equinor first quarter 2019 results

Equinor reports net operating income of USD 4.73 billion and net income of USD 1.71 billion.

The first quarter was characterised by:

•           Solid results across all segments

•           Strong cash flow

•           On track to deliver on guidance from Capital Markets Update

•           Quarterly dividend of USD 0.26 per share

“In a quarter with lower commodity prices, we deliver higher after-tax results than in the same period last year. Our cash flow from operating activities was strong at 6.5 billion dollars in the quarter. We maintain high production, continue with strong cost focus and strict capital discipline, and we are on track to deliver on our guidance from our Capital Markets Update in February,” says Eldar Sætre, President and CEO of Equinor ASA.

“Johan Sverdrup will start production later this year, and our project developments are on track to deliver production growth towards 2025. So far this year, we have accessed attractive new acreage in Norway and Argentina, announced the investment decision for a new platform at the ACG field offshore Azerbaijan and had the official opening of the Arkona wind farm in Germany,” says Sætre.

Net operating income was USD 4.73 billion in the first quarter, down from USD 4.96 billion in the same period last year. Production was maintained at a high level, but lower prices impacted the result. Underlying operating costs and administrative expenses per barrel increased somewhat from the same quarter last year, mainly due to new fields coming on stream. Depreciation expenses was down, mainly due to positive reserve revisions. A one-off provision effect related to earlier periods, negatively impacted the results from the Marketing, Midstream & Processing reporting segment in the quarter. Net income was USD 1.71 billion, up from USD 1.29 billion in the first quarter of 2018.

Equinor delivered total equity production of 2,178 mboe per day in the first quarter, on par with the same period in 2018. Expected natural decline from mature fields was offset by portfolio changes, new wells and new fields coming on stream.

As of the end of first quarter 2019, Equinor had completed 11 exploration wells with four commercial discoveries. Exploration expenses in the quarter were USD 0.27 billion, up from USD 0.25 billion in the same quarter of 2018, mainly due to higher field development costs.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 6.45 billion for the first quarter of 2019 compared to USD 7.13 billion same period 2018.

The board of directors has decided on a dividend of USD 0.26 per share for the first quarter, a 13% increase from the same quarter last year.

The twelve-month average Serious Incident Frequency (SIF) was 0.5 for the twelve months ended 31 March 2019, compared to 0.5 in the same period a year ago.

	Quarters			Change
	Q1 2019	Q4 2018	Q1 2018	Q1 on Q1

Net operating income (USD million)	4,732	6,745	4,960	(5%)
Net income (USD million)	1,712	3,367	1,285	33%
Total equity liquids and gas production (mboe per day) [4]	2,178	2,170	2,180	(0%)
Group average liquids price (USD/bbl) [1]	55.8	59.0	60.2	(7%)

GROUP REVIEW

First quarter 2019

Total equity liquids and gas production [4] was 2,178 mboe per day in the first quarter of 2019, at the same level as in the first quarter of 2018. Expected natural decline from mature fields on the NCS and in the E&P International reporting segment was offset by portfolio changes, new fields coming on stream and new wells in the US onshore business.

Total entitlement liquids and gas production [3] was 2,002 mboe per day in the first quarter of 2019, slightly up compared to 1,993 mboe per day in the first quarter of 2018. The increase was due to portfolio changes, new fields coming on stream and new wells as described above, and lower effects from production sharing agreements (PSA) [4]. The increase was partially offset by expected natural decline from mature fields and higher US royalties [4]. The net effect from PSA and US royalties were 177 mboe per day in total in the first quarter of 2019 compared to 186 mboe per day in the first quarter of 2018.

Condensed income statement under IFRS	Quarters			Change
(unaudited, in USD million)	Q1 2019	Q4 2018	Q1 2018	Q1 on Q1

Total revenues and other income	16,482	22,438	19,884	(17%)

Purchases [net of inventory variation]	(6,656)	(9,821)	(9,794)	(32%)
Operating and administrative expenses	(2,639)	(2,701)	(2,514)	5%
Depreciation, amortisation and net impairment losses	(2,188)	(2,729)	(2,368)	(8%)
Exploration expenses	(268)	(442)	(249)	8%

Net operating income	4,732	6,745	4,960	(5%)

Net financial items	149	(179)	(420)	N/A

Income before tax	4,881	6,566	4,540	7%

Income tax	(3,168)	(3,200)	(3,255)	(3%)

Net income	1,712	3,367	1,285	33%

Net operating income was USD 4,732 million in the first quarter of 2019, compared to USD 4,960 million in the first quarter of 2018. The decrease was mainly impacted by lower average prices for liquids and gas, lower third-party crude oil volumes and higher operating and administrative expenses mainly due to portfolio changes and new fields coming on stream. A one-off provision effect related to earlier periods added to the decrease. The decrease was partially offset by lower depreciation expenses mainly due to increased proved reserves estimates, in addition to the NOK/USD exchange rate development.

In the first quarter of 2019, net operating income was positively impacted by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 706 million and an impairment reversal of USD 116 million. In addition, net operating income was negatively impacted by an implementation effect of USD 123 million from a change of accounting policy for lifting imbalances.

In the first quarter of 2018, net operating income was positively impacted by an implementation effect of USD 287 million related to a change of accounting policy for lifting imbalances.

Total revenues and other income were USD 16,482 million in the first quarter of 2019 compared to USD 19,884 million in the first quarter of 2018. Lower third-party crude oil volumes and lower average prices for liquids and gas decreased Total revenues and other income as well as Purchases, partially offset by positive changes in unrealised fair value of derivatives and inventory hedge contracts.

Operating and administrative expenses were USD 2,639 million in the first quarter of 2019, an increase of USD 125 million compared to the first quarter of 2018. The increase was mainly due to an implementation effect from a change of accounting policy for lifting imbalances, portfolio changes and new fields coming on stream. The NOK/USD exchange rate development and the implementation of IFRS 16(1) partially offset the increase.

Depreciation expenses were USD 2,188 million in the first quarter of 2019, compared to USD 2,368 million in the first quarter of

2018. The 8% reduction was mainly due to higher proved reserves estimates and no depreciation effect for one of the fields on the NCS and an impairment reversal.  The NOK/USD exchange rate development added to the decrease. Portfolio changes and new fields coming on stream, and the implementation of IFRS 16(1) partially offset the decrease.

Exploration expenses were USD 268 million in the first quarter of 2019, an increase of USD 19 million compared to the first quarter of 2018, mainly due to higher field development costs and a lower portion of exploration expenditures being capitalised this quarter. For more information, see table Exploration expenses in the Supplementary disclosures.

Net financial items amounted to a gain of USD 149 million in the first quarter of 2019, compared to a loss of USD 420 million in the first quarter of 2018. The positive change of USD 569 million is mainly due to gain on derivatives related to a long-term debt portfolio of USD 306 million in the first quarter of 2019 compared to a loss of USD 164 million in the first quarter of 2018. In addition there was a gain on financial investments of USD 77 million in the first quarter of 2019 compared to a loss off 55 million in the first quarter of 2018.

Income taxes were USD 3,168 million in the first quarter of 2019. The effective tax rate was 64.9%. In the first quarter of 2018, income taxes were USD 3,255 million and the effective tax rate was 71.7%. Please see note 5  Income taxes to the Condensed interim financial statements for information related to income taxes.

Net income in the first  quarter of 2019 was USD 1,712 million, up from USD 1,285 million in the first  quarter of 2018. The increase was mainly due to positive changes in net financial items and lower income tax, partially offset by the decrease in net operating income as discussed above.

Cash flows provided by operating activities decreased by USD 1,941 million compared to the first quarter of 2018. The decrease was mainly due to change in working capital of USD 993 million. In addition, there was an impact of increased derivative payments and increased tax payments.

Cash flows used in investing activities increased by USD 3,337 million compared to the first quarter of 2018. The increase was mainly due to increased financial investments, partially offset by decreased additions through business combinations and decreased capital expenditures.

Cash flows used in financing activities decreased by USD 18 million compared to the first quarter of 2018. The decrease was mainly due to reduced repayment of finance debt, partially offset by increased dividend paid and leasing payments reclassified to financing cash flow following the IFRS 16(1) implementation.

Total cash flows decreased by USD 5,260 million compared to the first quarter of 2018.

(1) See note 8 Changes in accounting policies 2019 to the Condensed interim financial statements

OUTLOOK

•               Equinor intends to continue to mature its large portfolio of exploration assets and estimates a total exploration activity level of around USD 1.7 billion for 2019, excluding signature bonuses

•               Equinor’s ambition is to keep the unit of production cost in the top quartile of its peer group

•               For the period 2019 – 2025, production growth [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate)

•               Production [7] for 2019 is estimated to be around the 2018 level

•               Scheduled maintenance activity is estimated to reduce the quarterly production by approximately 60 mboe per day in the second quarter of 2019. In total, maintenance is estimated to reduce equity production by around 40 mboe per day for the full year of 2019

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity, activity level in the US onshore, as well as uncertainty around the closing of the announced transactions represent the most significant risks related to the foregoing production guidance. For further information, see section Forward-Looking Statements.

EXPLORATION & PRODUCTION NORWAY

First quarter 2019 review

Average daily production of liquids and gas decreased by 3% to 1,337 mboe per day in the first quarter of 2019, compared to 1,381 mboe per day in the first quarter of 2018. The decrease was mainly due to expected natural decline partially offset by positive contributions from new fields.

Net operating income  was USD 3,119 million in the first quarter of 2019 compared to USD 3,585 million in the first quarter of 2018. The decrease was mainly due to reduced liquids volumes and lower liquids prices, partially offset by lower depreciation expenses.

In the first quarter of 2019, net operating income was negatively impacted by an implementation effect of USD 42 million from a change of accounting policy for lifting imbalances, in addition to a net negative impact of USD 58 million from underlifted volumes in the quarter. In the first quarter of 2018, net operating income was positively impacted by the implementation effect of USD 216 million from a change of accounting policy for lifting imbalances.

Total revenues and other income decreased in the first quarter of 2019 compared to the first quarter of 2018, due to lower liquids prices and reduced liquids volumes.

Operating and administrative expenses  decreased mainly due to the NOK/USD exchange rate development, partially offset by increased costs for new fields.

Depreciation, amortisation and net impairment losses decreased mainly due to no depreciation effect for one of the fields, a net decrease in production and increased proved reserves estimates, partially offset by ramp up of new fields.

Exploration expenses increased mainly due to higher field development and seismic costs, in addition to a lower portion of exploration expenditure being capitalised this quarter.

Income statement under IFRS	Quarters			Change
(in USD million)	Q1 2019	Q4 2018	Q1 2018	Q1 on Q1

Total revenues and other income	4,988	6,036	5,773	(14%)

Operating and administrative expenses	(736)	(852)	(793)	(7%)
Depreciation, amortisation and net impairment losses	(1,019)	(1,272)	(1,296)	(21%)
Exploration expenses	(114)	(177)	(99)	15%

Net operating income	3,119	3,736	3,585	(13%)

EXPLORATION & PRODUCTION INTERNATIONAL

First quarter 2019 review

Average daily equity production of liquids and gas increased by 5% to 841 mboe per day in the first quarter of 2019 compared to
799 mboe per day in the first quarter of 2018. The increase was primarily driven by portfolio changes in Brazil, new fields in offshore North America, and new wells in the US onshore, partially offset by expected natural decline.

Average daily entitlement production of liquids and gas  increased by 8% to 664 mboe per day in the first quarter of 2019 compared to 613 mboe per day in the first quarter of 2018. The increase was due to higher equity production, and lower effects from production sharing agreements (PSA) [4], partially offset by higher US royalties [4]. The net effects from PSA and US royalties were 177 mboe per day in the first quarter of 2019 compared to 186 mboe per day in the first quarter of 2018.

Net operating income was USD 716 million in the first quarter of 2019 compared to USD 706 million in the first quarter of 2018. The minor increase was mainly due to increased liquids production and an impairment reversal, partially offset by lower liquids prices, increased operating and administrative expenses and depreciation expenses.

In the first quarter of 2019, net operating income was positively impacted by an impairment reversal of USD 116 million and negatively impacted by an implementation effect of USD 81 million from a change of accounting policy for lifting imbalances. In the first quarter of 2018, net operating income was positively impacted by an implementation effect of USD 71 million from a change of accounting policy for lifting imbalances.

Total revenues and other income increased mainly due to increased liquids volumes.

Operating and administrative expenses increased mainly due to portfolio changes.

Depreciation, amortisation and net impairment losses decreased mainly due to an impairment reversal and higher proved reserves estimates, partially offset by investments and increased production.

Exploration expenses increased slightly, mainly due to higher drilling and field development costs, partially offset by a higher portion of exploration expenditures being capitalised this quarter.

Income statement under IFRS	Quarters			Change
(in USD million)	Q1 2019	Q4 2018	Q1 2018	Q1 on Q1

Total revenues and other income	2,810	3,877	2,523	11%

Purchases [net of inventory variation]	(39)	(33)	(5)	>100%
Operating and administrative expenses	(999)	(781)	(700)	43%
Depreciation, amortisation and net impairment losses	(902)	(1,342)	(962)	(6%)
Exploration expenses	(154)	(264)	(149)	3%

Net operating income	716	1,456	706	1%

MARKETING, MIDSTREAM & PROCESSING

First quarter 2019 review

Natural gas sales volumes amounted to 16.4 billion standard cubic meters (bcm) in the first quarter of 2019, up 0.9 bcm compared to the first quarter of 2018. Of the total gas sales in the first quarter of 2019, entitlement gas was 14.3 bcm, up 0.4 bcm from the first quarter of 2018. The increase was mainly due to an increase in US entitlement volumes and higher sales of third-party gas.

Liquids sales volumes amounted to 181.4 million barrels (mmbl) in the first quarter of 2019, down 36.7 mmbl compared to the first quarter of 2018. The decrease was mainly due to lower third-party crude oil volumes.

Average invoiced European natural gas sales price [8] was marginally lower in first quarter of 2019 compared to the first quarter of 2018. Average invoiced North American piped gas sales price [8] decreased by 10% in the same period mainly due to warmer than average weather in the period.

Net operating income was USD 1,184 million in the first quarter of 2019 compared to USD 673 million in the first quarter of 2018. The increase was mainly related to unrealised derivative gains and periodisation of inventory hedging effects totalling USD 706 million in the first quarter of 2019 compared to USD 184 million in the same period of 2018. Positive operational storage effects in the first quarter of 2019 of USD 130 million compared to USD 20 million in the first quarter of 2018 added to the increase. A one-off provision effect in the first quarter of 2019 negatively impacted net operating income.

Purchases [net of inventory variation] decreased mainly due to decreased liquids volumes and lower prices for crude oil.

Operating and administrative expenses increased mainly due to increased transportation costs for liquids, and for gas in the US.

Depreciation, amortisation and net impairment remained at the same level as in the first quarter of 2018.

Income statement under IFRS	Quarters			Change
(in USD million)	Q1 2019	Q4 2018	Q1 2018	Q1 on Q1

Total revenues and other income	15,839	20,320	19,170	(17%)

Purchases [net of inventory variation] [6]	(13,468)	(17,817)	(17,365)	(22%)
Operating and administrative expenses	(1,095)	(1,150)	(1,042)	5%
Depreciation, amortisation and net impairment losses	(93)	(98)	(91)	2%

Net operating income	1,184	1,255	673	76%

CONDENSED INTERIM FINANCIAL STATEMENTS

First quarter 2019

CONSOLIDATED STATEMENT OF INCOME

		Quarters			Full year
(unaudited, in USD million)	Note	Q1 2019	Q4 2018	Q1 2018	2018

Revenues	2	16,410	21,722	19,776	78,555
Net income/(loss) from equity accounted investments		64	136	101	291
Other income		8	580	7	746

Total revenues and other income	2	16,482	22,438	19,884	79,593

Purchases [net of inventory variation]		(6,656)	(9,821)	(9,794)	(38,516)
Operating expenses		(2,408)	(2,510)	(2,316)	(9,528)
Selling, general and administrative expenses		(231)	(190)	(198)	(758)
Depreciation, amortisation and net impairment losses	6	(2,188)	(2,729)	(2,368)	(9,249)
Exploration expenses		(268)	(442)	(249)	(1,405)

Net operating income	2	4,732	6,745	4,960	20,137

Net financial items	4	149	(179)	(420)	(1,263)

Income before tax		4,881	6,566	4,540	18,874

Income tax	5	(3,168)	(3,200)	(3,255)	(11,335)

Net income		1,712	3,367	1,285	7,538

Attributable to equity holders of the company		1,711	3,366	1,285	7,535
Attributable to non-controlling interests		1	1	0	3

Basic earnings per share (in USD)		0.51	1.01	0.39	2.27
Diluted earnings per share (in USD)		0.51	1.01	0.39	2.27
Weighted average number of ordinary shares outstanding (in millions)		3,331	3,329	3,316	3,326

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters			Full year
(unaudited, in USD million)	Q1 2019	Q4 2018	Q1 2018	2018

Net income	1,712	3,367	1,285	7,538

Actuarial gains/(losses) on defined benefit pension plans	120	(132)	(225)	(110)
Income tax effect on income and expenses recognised in OCI1)	(25)	26	57	22
Items that will not be reclassified to the Consolidated statement of income	94	(106)	(168)	(88)

Currency translation adjustments	324	(1,433)	1,220	(1,652)
Net gains/(losses) from available for sale financial assets	0	(0)	64	64
Share of OCI from equity accounted investments	2	6	(5)	(5)
Items that may be subsequently reclassified to the Consolidated statement of income	326	(1,426)	1,278	(1,593)

Other comprehensive income/(loss)	420	(1,533)	1,110	(1,681)

Total comprehensive income	2,132	1,834	2,396	5,857

Attributable to the equity holders of the company	2,131	1,833	2,395	5,855
Attributable to non-controlling interests	1	1	0	3

1) Other comprehensive income (OCI)

CONSOLIDATED BALANCE SHEET

		At 31 March	At 31 December	At 31 March
(unaudited, in USD million)	Note	2019	2018	2018

ASSETS
Property, plant and equipment	6	70,901	65,262	66,052
Intangible assets	6	10,614	9,672	9,379
Equity accounted investments		2,801	2,863	2,640
Deferred tax assets		3,475	3,304	2,428
Pension assets		947	831	1,246
Derivative financial instruments		1,033	1,032	1,511
Financial investments		2,885	2,455	2,959
Prepayments and financial receivables		1,073	1,033	968

Total non-current assets		93,728	86,452	87,183

Inventories		2,686	2,144	2,832
Trade and other receivables		8,680	8,998	8,937
Derivative financial instruments		1,444	318	175
Financial investments		9,157	7,041	6,006
Cash and cash equivalents		6,618	7,556	8,932

Total current assets		28,586	26,056	26,881

Assets classified as held for sale		0	0	1,385

Total assets		122,313	112,508	115,449

EQUITY AND LIABILITIES
Shareholders' equity		45,098	42,970	42,590
Non-controlling interests		19	19	26

Total equity		45,117	42,990	42,616

Finance debt	4, 8	26,398	23,264	24,607
Deferred tax liabilities		9,369	8,671	8,579
Pension liabilities		3,907	3,820	4,137
Provisions	7	17,131	15,952	15,456
Derivative financial instruments		1,136	1,207	757

Total non-current liabilities		57,941	52,914	53,536

Trade, other payables and provisions		9,172	8,369	9,814
Current tax payable	5	5,974	4,654	5,881
Finance debt		3,401	2,463	3,224
Dividends payable		0	766	(0)
Derivative financial instruments		708	352	378

Total current liabilities		19,255	16,605	19,297

Total liabilities		77,196	69,519	72,833

Total equity and liabilities		122,313	112,508	115,449

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity

At 31 December 2017	1,180	7,933	34,342	(3,554)	(40)	39,861	24	39,885
Net income			1,285			1,285	0	1,285
Other comprehensive income/(loss)			(104)	1,220	(5)	1,110		1,110
Total comprehensive income								2,396
Dividends	5	335	(1)			339		339
Other equity transactions		(5)	(0)			(5)	1	(4)

At 31 March 2018	1,185	8,263	35,522	(2,334)	(45)	42,590	26	42,616

At 31 December 2018	1,185	8,247	38,790	(5,206)	(44)	42,970	19	42,990
Net income			1,711			1,711	1	1,712
Other comprehensive income/(loss)			94	324	2	420		420
Total comprehensive income								2,132
Dividends	0	0	0			0		0
Other equity transactions		(4)	(0)			(4)	(1)	(5)

At 31 March 2019	1,185	8,243	40,595	(4,883)	(42)	45,098	19	45,117

CONSOLIDATED STATEMENT OF CASH FLOWS

			Quarters		Full year
(unaudited, in USD million)	Note	Q1 2019	Q4 2018	Q1 2018	2018

Income before tax		4,881	6,566	4,540	18,874

Depreciation, amortisation and net impairment losses	6	2,188	2,730	2,368	9,249
Exploration expenditures written off		19	52	28	357
(Gains) losses on foreign currency transactions and balances		12	(68)	19	166
(Gains) losses on sales of assets and businesses	3	(8)	(543)	(3)	(648)
(Increase) decrease in other items related to operating activities		287	(624)	(117)	(526)
(Increase) decrease in net derivative financial instruments		(808)	(859)	389	409
Interest received		53	54	36	176
Interest paid		(169)	(124)	(131)	(441)

Cash flows provided by operating activities before taxes paid and working capital items		6,454	7,184	7,131	27,615

Taxes paid		(1,389)	(3,681)	(1,118)	(9,010)

(Increase) decrease in working capital		69	697	1,062	1,090

Cash flows provided by operating activities		5,134	4,200	7,075	19,694

Additions through business combinations2)	3	(438)	(0)	(1,561)	(3,557)
Capital expenditures and investments		(2,033)	(2,990)	(2,529)	(11,367)
(Increase) decrease in financial investments		(2,462)	1,345	2,578	1,358
(Increase) decrease in derivatives financial instruments		39	67	(40)	238
(Increase) decrease in other items interest bearing		12	264	6	343
Proceeds from sale of assets and businesses	3	0	620	2	1,773

Cash flows used in investing activities		(4,882)	(694)	(1,545)	(11,212)

New finance debt		0	(0)	0	998
Repayment of finance debt		(263)	(756)	(851)	(2,875)
Dividend paid		(769)	(760)	(402)	(2,672)
Net current finance debt and other		(129)	720	75	(476)

Cash flows provided by (used in) financing activities		(1,161)	(796)	(1,179)	(5,024)

Net increase (decrease) in cash and cash equivalents		(908)	2,710	4,352	3,458

Effect of exchange rate changes on cash and cash equivalents		(30)	(73)	184	(292)
Cash and cash equivalents at the beginning of the period (net of overdraft)		7,556	4,919	4,390	4,390

Cash and cash equivalents at the end of the period (net of overdraft)1)		6,618	7,556	8,925	7,556

1)      At 31 March 2019 and at 31 December 2018 cash and cash equivalents net overdraft were zero. At 31 March 2018 net overdraft were USD 7 million.

2)      Net after cash and cash equivalents acquired.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities

Equinor ASA, originally Den Norske Stats Oljeselskap AS and subsequently Statoil ASA, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group’s (Equinor’s) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All Equinor's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's Condensed interim financial statements for the first quarter of 2019 were authorised for issue by the board of directors on
2 May 2019.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2018. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Equinor`s Consolidated annual financial statements for 2018.

With effect as of 1 January 2019, Equinor made the following changes affecting the significant accounting policies:

•           Implementation of IFRS 16 Leases. Reference is made to note 8 Changes in accounting policies 2019 for further information about the standard, the policy choices made by Equinor, and the IFRS 16 implementation impact.

•           Change in accounting policy for recognising revenue from the production of oil and gas properties in which Equinor shares an interest with other companies. Instead of recognising revenue based on Equinor’s ownership in producing fields, Equinor now recognises revenue on the basis of volumes lifted and sold to customers during the period (the sales method). This policy change was made due to the discussion in the IFRS Interpretations Committee (IFRIC) on the topic “Sale of output by a joint operator (IFRS 11)”, which was concluded in March 2019. The impact of the return to the sales method on Equinor’s financial statements is not material.

There have been no other changes to the significant accounting policies in the first quarter of 2019 compared to the Consolidated annual financial statements for 2018.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in note disclosure have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Equinor’s operations are managed through the following business areas (operating segments): Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

The reporting segments Exploration & Production Norway (E&P Norway) and MMP consist of the business areas DPN and MMP respectively. The operating segments DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as similar long-term average gross margins, the assets’ long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment “Other” due to the immateriality of these areas. The majority of costs within the operating segments GSB, TPD and EXP are allocated to the E&P Norway, E&P International and MMP reporting segments.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the first quarter of 2019 and 2018 is presented below. The reported measure of segment profit is net operating income/(loss).  Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item Additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

The measurement basis for segments is IFRS as applied by the Group with exception of IFRS 16 Leases. All IFRS 16 Leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenue in the Other segment. Additions to Property, plant and equipment, Intangible assets and Equity accounted investments in the E&P and MMP segments include the period’s allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment.

First quarter 2019	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	3	594	15,735	86	0	16,418
Revenues inter-segment	4,979	2,205	100	0	(7,284)	0
Net income/(loss) from equity accounted investments	6	11	5	42	0	64

Total revenues and other income	4,988	2,810	15,839	129	(7,284)	16,482

Purchases [net of inventory variation]	0	(39)	(13,468)	(0)	6,850	(6,656)
Operating, selling, general and administrative expenses	(736)	(999)	(1,095)	(1)	191	(2,639)
Depreciation, amortisation and net impairment losses	(1,019)	(902)	(93)	(174)	0	(2,188)
Exploration expenses	(114)	(154)	0	0	(0)	(268)

Net operating income/(loss)	3,119	716	1,184	(46)	(242)	4,732

Additions to PP&E, intangibles and equity accounted investments	1,223	1,221	487	467	0	3,398

Balance sheet information
Equity accounted investments	1,009	305	93	1,395	0	2,801
Non-current segment assets	32,218	39,333	5,347	4,617	0	81,515
Non-current assets, not allocated to segments						9,411

Total non-current assets						93,728

First quarter 2018	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	154	471	19,142	16	0	19,783
Revenues inter-segment	5,573	2,044	22	0	(7,638)	0
Net income/(loss) from equity accounted investments	46	9	6	40	0	101

Total revenues and other income	5,773	2,523	19,170	56	(7,638)	19,884

Purchases [net of inventory variation]	0	(5)	(17,365)	0	7,576	(9,794)
Operating, selling, general and administrative expenses	(793)	(700)	(1,042)	(87)	108	(2,514)
Depreciation, amortisation and net impairment losses	(1,296)	(962)	(91)	(19)	0	(2,368)
Exploration expenses	(99)	(149)	0	0	0	(249)

Net operating income/(loss)	3,585	706	673	(49)	46	4,960

Additions to PP&E, intangibles and equity accounted investments	2,819	1,284	50	24	0	4,178

Balance sheet information
Equity accounted investments	1,174	232	127	1,107	0	2,640
Non-current segment assets	33,042	36,702	5,303	385	0	75,432
Non-current assets, not allocated to segments						9,111

Total non-current assets						87,183

In the first quarter of 2019 Equinor recognised an impairment reversal of USD 116 million related to an asset in the E&P International segment (Europe and Asia) mainly as a result of increased reserves.

For further information regarding implementation of IFRS 16, see note 8 Changes in accounting policies 2019.

For information regarding acquisition of interests, see note 3 Acquisitions and disposals.

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues third party, other revenue and other income to the country of the legal entity executing the sale for the first quarter of 2019, Norway constitutes 76% and the US constitutes 17% of such revenues.

Non-current assets by country

	At 31 March	At 31 December	At 31 March
(in USD million)	2019	2018	2018

Norway	39,477	34,952	37,511
USA	19,872	19,409	19,312
Brazil	7,991	7,861	4,940
UK	5,406	4,588	4,553
Angola	1,870	1,874	2,594
Canada	1,621	1,546	1,645
Azerbaijan	1,476	1,452	1,461
Algeria	979	986	1,057
Other countries	5,625	5,128	4,999

Total non-current assets 1)	84,316	77,797	78,072

1)   Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

Revenues from contracts with customers and other revenues
	Quarters			Full Year
(in USD million)	Q1 2019	Q4 2018	Q1 2018	2018

Crude oil	7,610	9,767	10,731	40,948
Natural gas	3,766	4,079	3,843	14,070
Refined products	2,503	3,285	3,026	13,124
Natural gas liquids	1,492	1,801	1,487	7,167
Transportation	304	268	298	1,033
Other sales	132	594	124	903

Revenues from contracts with customers	15,807	19,794	19,510	77,246

Over/Under lift		(94)	216	137
Taxes paid in-kind	83	466	116	865
Physically settled commodity derivatives	(60)	130	82	488
Gain (loss) on commodity derivatives	513	1,418	(148)	(216)
Other revenues	67	9	0	36
Total other revenues	603	1,928	266	1,309

Revenues	16,410	21,722	19,776	78,555

Equinor changed its policy for the accounting of lifting imbalances on 1 January 2019, and consequently there will be no items reported in other revenue related to over/under lift as of this date. Based on materiality considerations, comparative periods have not been restated. Reference is made to Note 1 Organisation and basis of preparation for further information.

As of 1 January 2019, Equinor also increased the level of disclosure for elements included in revenues in the Consolidated statement of income and changed the way physical settlement of commodity derivatives is presented. The changes in fair value of such contracts prior to settlement are included in gain (loss) on commodity derivatives, while the resulting impact upon physical settlement is shown separately in physically settled commodity derivatives. Actual physical deliveries made by Equinor through such contracts are included in revenue from contracts with customers at contract price. Certain reclassifications within revenues have been made to the reported periods of 2018 to ensure comparability, but there is no change to the previously reported revenues in the Consolidated statement of income.

3 Acquisitions and disposals

Acquisition of interest in Rosebank project in UK

In the first quarter of 2019 Equinor closed an agreement to acquire Chevron’s 40% operated interest in the Rosebank project. A cash consideration of USD 71 million was paid on the closing date and is subject to final adjustment. The payment of the remaining consideration is subject to certain conditions being met and was reflected at fair value at the transaction date. The transaction represents an asset purchase. The value of the acquired exploration asset has been recognised in the Exploration & Production International (E&P International) segment.

Acquisition of 100% shares in Danske Commodities

In the first quarter of 2019 Equinor closed an agreement to acquire 100% of the shares in a Danish energy trading company Danske Commodities (DC) for a cash consideration of EUR 465 million (USD 535 million). In addition, Equinor recognised an insignificant liability for contingent consideration depending on DC’s performance measured at the fair value on the transaction date. The assets and liabilities related to the acquired business have been reflected according to the principles of IFRS 3 Business Combinations. The acquisition resulted in an increase of Equinor’s non-current assets of USD 13 million, current assets of USD 836 million, current liabilities of USD 749 million, and deferred tax liability of USD 2 million. The transaction has been accounted for in the Marketing, Midstream & Processing (MMP) segment and resulted in goodwill of USD 437 million reflecting the expected synergies on the acquisition and competence and access to the energy markets. At this stage, both the purchase price and the purchase price allocation are preliminary.

Acquisition of offshore wind lease in USA

In the first quarter of 2019 Equinor paid a winning bid of USD 135 million in an auction for the rights to develop a wind farm within an offshore wind lease OCS-A 0520, in an area offshore the Commonwealth of Massachusetts. Upon completion the acquisition has been recognised in the Other segment  as an increase in the intangible assets.

4 Financial items

	Quarters			Full year
(in USD million)	Q1 2019	Q4 2018	Q1 2018	2018

Gains (losses) on net foreign exchange	(12)	68	(19)	(166)
Interest income and other financial items	211	39	(7)	283
Gains (losses) on derivative financial instruments	306	(12)	(164)	(341)
Interest and other finance expenses	(356)	(274)	(229)	(1,040)

Net financial items	149	(179)	(420)	(1,263)

The line item Interest income and other financial items includes expenses of USD 64 million in the first quarter of 2018 and the full year 2018 related to implementation of IFRS 9. See note 27 Changes in accounting policies in Equinor’s 2018 Annual Report and Form 20-F.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 382 million has been utilised as of 31 March 2019.

5 Income taxes

	Quarters			Full year
(in USD million)	Q1 2019	Q4 2018	Q1 2018	2018

Income before tax	4,881	6,566	4,540	18,874
Income tax expense	(3,168)	(3,200)	(3,255)	(11,335)
Effective tax rate	64.9%	48.7%	71.7%	60.1%

The tax rate for the first quarter of 2019 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets.

The tax rate for the fourth quarter of 2018 and for the full year 2018 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets, and tax exempted divestment of interest at the Norwegian continental shelf. The tax rate was also influenced by recognition of previously unrecognised deferred tax assets of USD 560 million in the fourth quarter of 2018 and
USD 910 million for the full year 2018 reflected in the E&P International segment.

The tax rate for the first quarter of 2018 was primarily influenced by tax effect of foreign exchange gains in entities that are taxable in other currencies than the functional currency. This was partially offset by positive operating income in countries with unrecognised deferred tax assets.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets

Balance at 31 December 2018	65,262	9,672
Implementation of IFRS 16 Leases1)	3,992	0
Opening balance per 1 January 2019	69,254	9,672
Additions through business combinations	1	447
Additions	3,338	551
Transfers	48	(48)
Disposals and reclassifications	(11)	(2)
Expensed exploration expenditures and impairment losses	-	(19)
Depreciation, amortisation and net impairment losses	(2,183)	(5)
Effect of foreign currency translation adjustments	454	18

Balance at 31 March 2019	70,901	10,614

1) See note 8 Changes in accounting policies 2019

The line depreciation, amortisation and net impairment losses excludes costs related to leases used in activities being capitalised in the reporting period. Gross depreciation of right of use (RoU) assets amounts to USD 264 million in the first quarter of 2019, of which depreciation costs of USD 98 million have been allocated to exploration and development activities being capitalised. The book value of RoU assets per 31 March 2019 amounts to USD 4,483 million, while additions to RoU assets amounts to USD 382 million in the first quarter of 2019.

Impairments and impairment reversals

For information on impairment losses and reversals per reporting segment see note 2 Segments.

First quarter 2019	Property, plant and equipment	Intangible assets	Total
(in USD million)

Producing and development assets	(114)	0	(114)
Acquisition costs related to oil and gas prospects	-	3	3

Total net impairment losses (reversals) recognised	(114)	3	(112)

The impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

7 Provisions, commitments, contingent liabilities and contingent assets

Equinor's estimated asset retirement obligations (ARO) have increased by USD 1,141 million, mainly due to a reduction in discount rates. Changes in ARO are reflected within property, plant and equipment and provisions in the Consolidated balance sheet.

During the normal course of its business Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Changes in accounting policies 2019

IFRS 16 Leases
IFRS 16 Leases was implemented by Equinor on 1 January 2019. The new accounting standard covers the recognition, measurement and presentation of leases and related disclosures in the financial statements and has replaced IAS 17 Leases. IFRS 16 requires that all leases, except for short term leases and leases of low value assets are reflected in the balance sheet of a lessee as a lease liability and a Right of use (RoU) asset. Equinor has implemented the standard according to the modified retrospective method with no restatement of comparable figures for 2018, which are still presented in accordance with IAS 17.

Reference is made to note 23 Implementation of IFRS 16 in Equinor’s annual financial statements 2018 for a detailed description of policy choices, transition alternatives and conclusions to judgmental accounting matters made upon the implementation of the standard. There have been no changes to these elements compared to the description in the 2018 annual financial statements, and the 2018 note on Implementation of IFRS 16 Leases therefore describes the accounting policy applied for balances and transactions in 2019.

The implementation of IFRS 16 on 1 January 2019 has increased the Consolidated balance sheet by adding lease liabilities of
USD 4.2 billion and right of use assets of USD 4.0 billion. The difference between the lease liabilities and the right of use assets being recognised relates mainly to the derecognition of former onerous contract provisions which are now presented as impairment of RoU assets, and the recognition of financial sublease receivables. Equinor’s equity has not been impacted from the implementation of IFRS 16. The following line items in the balance sheet have been impacted as result of the new accounting standard:

	At 31 December	IFRS 16	At 1 January
(in USD million)	2018	Adjustments	2019
Property, plant and equipment	65,262	3,992	69,254
Prepayments and financial receivables	1,033	52	1,085
Total non-current assets		4,044
Trade and other receivables	8,998	45	9,043
Total current assets		45

Total assets		4,089

Non-current finance debt	23,264	3,159	26,423
Provisions	15,952	(105)	15,847
Total non-current liabilities		3,054
Trade and other payables and provisions	8,369	(34)	8,335
Current finance debt	2,463	1,069	3,532
Total current liabilities		1,035

Total liabilities		4,089

Note 23 Implementation of IFRS 16 Leases in the annual financial statements 2018 include a reconciliation between the lease liabilities recognised under IFRS 16 to the lease commitments reported under IAS 17 at year end 2018.

As of 1 January 2019 Equinor had incurred commitments of USD 2,116 million relating to lease contracts which had not yet commenced. These commitments will be recognised lease liabilities and RoU assets upon commencement of the lease, when Equinor obtains the right to control the use of an identified underlying asset. Of these commitments, USD 94 million commenced or were cancelled in the first quarter of 2019, USD 231 million are expected to commence later in 2019, USD 1,267 million are expected to commence in 2020 and the remainder are expected to commence between 2021 and 2024. The estimated commencement dates are subject to operational uncertainty. The duration of these lease contracts ranges from 2.5 to 8 years.

The right of use assets recognised in the opening balance per 1 January 2019 relate to leases of rigs (USD 1,212 million), vessels (USD 1,302 million), land and buildings (USD 1,537 million), storage facilities (USD 72 million) and other (USD 249 million). The figures include finance leases of USD 380 million which were previously recognised under IAS 17. Equinor mainly leases assets for operational purposes and not as a tool for financing.

The table below shows a maturity profile, based on undiscounted cash flows, for Equinor’s lease liabilities per 1 January 2019;

(in USD million)	2019	2020-2021	2022-2023	2024-2028	After 2028	Total

Lease payments	1,133	1,655	921	1,086	472	5,267

In the first quarter of 2019, Equinor recorded total lease payments of USD 296 million, of which USD 41 million were payment of interests and USD 255 million were down-payments of lease liabilities. The total lease liabilities per 31 March 2019 were USD 4,767 million, presented in the balance sheet within the lines Current and Non-current finance debt with USD 1,135 million and USD 3,632 million respectively. The weighted average discount rate used to calculate the lease liability in the opening balance under IFRS 16 per
1 January 2019 was 3.1%.

9 Subsequent events

On 2 May 2019, the board of directors resolved to declare a dividend for the first quarter of 2019 of USD 0.26 per share. The Equinor share will trade ex-dividend 19 August 2019 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be
20 August 2019 and payment date will be around 28 August 2019.

On 30 April 2019, Equinor and Faroe Petroleum have closed a number of transactions in the Norwegian Sea and the North Sea region of the Norwegian continental shelf (NCS) agreed in December 2018. These transactions represent a balanced swap with no cash consideration. The effective dates of the transactions are 1 January 2019. Upon closing, the assets and liabilities related to the acquired interests will be reflected according to the principles of IFRS 3 Business Combinations. The value of the acquired assets is expected in the range of USD 0.2 billion and will be recognised in the Exploration & Production Norway segment. At this stage, both the acquisition values and the purchase price allocation are preliminary.

Supplementary disclosures

Operational data

	Quarters			Change
Operational data	Q1 2019	Q4 2018	Q1 2018	Q1 on Q1

Prices
Average Brent oil price (USD/bbl)	63.2	67.8	66.8	(5%)
E&P Norway average liquids price (USD/bbl)	57.0	59.8	61.2	(7%)
E&P International average liquids price (USD/bbl)	54.6	58.1	58.8	(7%)
Group average liquids price (USD/bbl) [1]	55.8	59.0	60.2	(7%)
Group average liquids price (NOK/bbl) [1]	479	497	472	1%
Transfer price natural gas (USD/mmbtu) [9]	5.57	6.40	5.48	2%
Average invoiced gas prices - Europe (USD/mmbtu) [8]	6.89	7.67	6.90	(0%)
Average invoiced gas prices - North America (USD/mmbtu) [8]	3.13	3.58	3.48	(10%)
Refining reference margin (USD/bbl) [2]	3.0	4.1	3.8	(22%)

Entitlement production (mboe per day)
E&P Norway entitlement liquids production	546	571	601	(9%)
E&P International entitlement liquids production	443	454	395	12%
Group entitlement liquids production	988	1,026	996	(1%)
E&P Norway entitlement gas production	792	745	780	2%
E&P International entitlement gas production	221	249	218	2%
Group entitlement gas production	1,013	995	998	2%
Total entitlement liquids and gas production [3]	2,002	2,020	1,993	0%

Equity production (mboe per day)
E&P Norway equity liquids production	546	571	601	(9%)
E&P International equity liquids production	567	580	538	5%
Group equity liquids production	1,112	1,152	1,139	(2%)
E&P Norway equity gas production	792	745	780	2%
E&P International equity gas production	274	273	261	5%
Group equity gas production	1,066	1,019	1,041	2%
Total equity liquids and gas production [4]	2,178	2,170	2,180	(0%)

MMP sales volumes
Crude oil sales volumes (mmbl)	181.4	211.8	218.1	(17%)
Natural gas sales Equinor entitlement (bcm)	14.3	13.8	13.8	3%
Natural gas sales third-party volumes (bcm)	2.2	1.6	1.7	28%

Exchange rates

	Quarters			Change
Exchange rates	Q1 2019	Q4 2018	Q1 2018	Q1 on Q1

NOK/USD average daily exchange rate	0.1166	0.1186	0.1276	(9%)
NOK/USD period-end exchange rate	0.1163	0.1151	0.1286	(10%)
USD/NOK average daily exchange rate	8.5779	8.4298	7.8382	9%
USD/NOK period-end exchange rate	8.5972	8.6885	7.7773	11%
EUR/USD average daily exchange rate	1.1357	1.1413	1.2292	(8%)
EUR/USD period-end exchange rate	1.1235	1.1450	1.2398	(9%)

Health, safety and the environment

Twelve months average per			First quarter	First quarter
Q1 2019	Q1 2018	Health, safety and the environment	2019	2018

		Injury/incident frequency
2.9	2.6	Total recordable injury frequency (TRIF)	2.8	2.2
0.5	0.5	Serious Incident Frequency (SIF)	0.6	0.5
		Oil spills
216	249	Accidental oil spills (number of)	50	72
57	111	Accidental oil spills (cubic metres)	10	91

			First quarter	Full year
Climate			2019	2018

Upstream CO2 intensity (kg CO2/boe) 1)			9	9

1)      For Equinor operated assets in E&P Norway and E&P International, the total amount of direct CO2 released to the atmosphere (kg), divided by total marketed hydrocarbon production (boe).

EXPLORATION EXPENSES

Exploration expenses	Quarters			Change
(in USD million)	Q1 2019	Q4 2018	Q1 2018	Q1 on Q1

E&P Norway exploration expenditures (activity)	121	233	131	(7%)
E&P International exploration expenditures (activity)	207	295	193	8%

Group exploration expenditures (activity)	328	528	323	2%
Expensed, previously capitalised exploration expenditures	16	16	17	(6%)
Capitalised share of current period's exploration activity	(79)	(138)	(103)	(23%)
Impairment (reversal of impairment)	3	36	11	(75%)

Exploration expenses IFRS	268	442	249	8%

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "believe", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor’s plans, intentions, aims and expectations with respect to Equinor’s start-up of projects through 2025, including Johan Sverdrup; intention to deliver on Equinor’s guidance from the Capital Markets Update; market outlook and future economic projections and assumptions; production growth through 2025 and production guidance for 2019; CAGR for the period 2019 – 2025; Equinor’s intention to mature its portfolio; estimates regarding exploration activity levels; ambition to keep unit of production cost in the top quartile of its peer group; equity production and expectations for 2019; planned maintenance activity and the effects thereof;  expected dividend payments and dividend subscription price; planned and announced acquisitions and divestments, including timing and impact thereof, including the transactions between Equinor and Faroe Petroleum in the Norwegian Sea and North Sea.

You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields or wells on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; labour relations and industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor’s business, is contained in Equinor’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission (and section 2.11 Risk review – Risk factors thereof). Equinor’s 2018 Annual Report and Form 20-F is available at Equinor’s website www.equinor.com. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

END NOTES

1.     The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.     The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.     Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.     Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) that correspond to Equinor's ownership share in a field. Entitlement volumes, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.     Not applicable this quarter.

6.     Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sell the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State. All transactions are considered priced on an arms-length basis.

7.     The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8.     The Group's average invoiced gas prices include volumes sold by the MMP segment.

9.     The internal transfer price paid from MMP to E&P Norway.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

EQUINOR ASA

(Registrant)

Dated: 03 May, 2019

By: ___/s/ Lars Christian Bacher

Name: Lars Christian Bacher

Title:    Chief Financial Officer